UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42781

rYojbaba Co., Ltd.

4-3-1, Ohashi, Minami-Ku

Fukuoka-Shi, Fukuoka, 815-0033, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Director and Officer

On September 16, 2025, Mr. Satoshi Saito submitted his resignation as Director, Chief Financial Officer, and Secretary of rYojbaba Co., Ltd. (the “Company”), effective as of the same date, due to personal circumstances.

Appointment of Interim Chief Financial Officer

The Company has commenced a search for a new Chief Financial Officer. In the meantime, Mr. Ryoji Baba, the Company’s Chief Executive Officer, will serve as the Company’s Interim Chief Financial Officer, effective immediately, until a permanent successor is appointed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

rYojbaba Co., Ltd.

By:	/s/ Ryoji Baba
Ryoji Baba
Chief Executive Officer

Date: September 18, 2025